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                                July 22, 2022

       Amro Albanna
       Chief Executive Officer
       Aditxt, Inc.
       737 N. Fifth Street, Suite 200
       Richmond, VA 23219

                                                        Re: Aditxt, Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed July 18, 2022
                                                            File No. 333-266183

       Dear Mr. Albanna:

              We have limited our review of your registration statement to those issues we have addressed in our comment.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to the comment, we may have additional comments.

       Registration Statement on Form S-1

       Cover Page

   1. We note your disclosure that your offering of common shares will be at an "assumed purchase price." Please
revise to state the price of the securities to the public and clarify whether it will be
fixed for the duration of the offering. If you are not able to state a price, explain the method by
which the price is to be determined. Refer to Instruction 2 to Item
                                                        501(b)(3) of Regulation
S-K for guidance. Also please revise to specify the date when this best-efforts offering
will terminate. Refer to Item 501(b)(8) of Regulation S-K.
               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Refer to Rules 460 and
461 regarding requests for acceleration. Please allow adequate
 Amro Albanna
Aditxt, Inc.
July 22, 2022
Page 2

time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Chris Edwards at 202-551-6761 or Joe McCann at 202-551-6262 with any questions.



                                                             Sincerely,
FirstName LastNameAmro Albanna
                                                             Division of
Corporation Finance
Comapany NameAditxt, Inc.
                                                             Office of Life
Sciences
July 22, 2022 Page 2
cc:       Emily A. Mastoloni, Esq.
FirstName LastName